Exhibit 1

ASX Release 14 December 2022 2022 Annual General Meeting – Chairman’s AGM Address and Intention to Retire at 2023 AGM In accordance with ASX Listing Rule 3.13.3, Westpac Banking Corporation (“Westpac”) attaches the Chairman’s address to be delivered at Westpac’s 2022 Annual General Meeting. For further information: Hayden Cooper Andrew Bowden Group Head of Media Relations General Manager Investor Relations 0402 393 619 0438 284 863 This document has been authorised for release by Tim Hartin, Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000

1 Westpac Banking Corporation 2022 Annual General Meeting 14 December 2022 Chairman’s address and intention to retire at the 2023 AGM Good morning. I’m delighted that our 2022 AGM is being held in my home city of Melbourne. Also, it’s a first for Westpac to hold the meeting in hybrid format, allowing shareholders to participate in person or online. This year I have one main message for you. Following two and a half years of repositioning and restructuring, Westpac is now in good strategic and financial shape for the future. Going forward, these stronger foundations should enable us to perform well for shareholders. Considerable progress has also been made in the simplification of the Group, in lowering the cost base, and in addressing risk and cultural issues. We have successfully strategically repositioned the Company to focus on our natural strengths in commercial banking, focused on Australia and New Zealand. We have announced the exit of nine out of eleven businesses and completed the sale of seven. Work continues on the exit of the two remaining businesses. We also streamlined our international network into four locations – New York, London, Singapore and, soon to open, Frankfurt. Over a number of years, Westpac had lost market position across our portfolio of businesses, particularly institutional, business, and consumer banking. I’m pleased to say that this has stabilised, and we’re now operating broadly in line with major bank competitors. Our New Zealand business also continued to perform well and is working to resolve errors of the past. We also made significant progress on the journey to create a digital bank for consumers and small businesses. This included completing the roll-out of our new Westpac consumer app and launching a digital mortgage. At the same time, we are building our data capability which is helping us to improve product personalisation for customers and to reduce risk. Shareholders are well aware of our multi-brand presence and the lack of integration following their acquisition some time ago. I’m pleased to say our brands are now more aligned, including in the origination and servicing of mortgages, and by co-locating selected branches in close proximity. We are also working to enable customers from any brand to transact in any of our Australian branches. Solid progress was therefore made on costs that had built up over time. The result saw the statutory expense to income ratio reduce from 63% to 55%, and we are focused on lowering this to the mid-40s or below in the coming years.

2 The Group remains well capitalised and is in a solid dividend-paying position. Dividends for the year rose to 125 cents per share fully franked, an increase of 6%, and representing a dividend yield of 6%, excluding franking, based on the closing share price on 30 September 2022. Westpac however still lags peers in several areas, and we are committed to rectifying these. Shareholders understand the regulatory and operational risk and cultural failings of the Group, particularly during the past few years. We responded by changing management, instituting the Customer Outcomes and Risk Excellence or CORE program, and implementing a comprehensive cultural change initiative across the Company. These are well advanced and on track, with no material new operational risk issues surfacing. Nonetheless we recognise there is more to do to ensure the improvements are embedded. The externally comparable Organisational Health Index survey, which is how we measure the progress in culture, rose during the year to 75, taking Westpac just below the top quartile globally. We’ve had an improved year, but we know that performance is not yet where it needs to be, and this was reflected in remuneration outcomes for the management team. Now today, I do have a specific announcement I would like to make on my own position. Given the progress in turning around your company – I have advised the Board that I intend to retire at the conclusion of the 2023 AGM in December next year. This delivers on my commitment to shareholders when I first took on the role in 2020 to create a leaner, more agile, and better performing Company. It also ensures the Board has time to appoint a new Chair in an orderly way. We have started the process of identifying a new Chair and in looking for new Directors that will bring additional skills to the Board. In the meantime, there remains much to be done and I can assure shareholders of my commitment to see the job through this year, and to support the Company in what will invariably be a challenging year. Turning to the Board more generally, in the year, we took direct action to contribute to the Simplify and Perform priorities by reducing the cost of the Board without detracting from its effectiveness. The size of the Board was reduced, the committee structure was streamlined and the number of Directors on each committee lowered. Non-executive Director and committee fees, including mine as Chair, were cut to bring them more in line with our relative performance.

3 The membership of the Board has also seen significant change. During my tenure, three Directors have retired, and four have been appointed to the Board. Female representation is now 40%, meeting our commitment to shareholders. With considerable regret, Peter Marriott retires from the Board at this AGM having completed the maximum three terms. Peter has been an outstanding Director, and I would like to take this opportunity to thank him for his long service to the Company. Now, turning to the AGM itself, the items of business are the Financial Reports the Remuneration Report, the granting of equity to the Chief Executive Officer, one director re- election and two climate-related resolutions proposed by some shareholders. Peter Nash will seek re-election today. Peter is the Chair of the Board Audit Committee and has extensive financial services and audit experience and has worked in geographically diverse and complex operating environments. He also has extensive listed company experience which makes him an excellent Director and shareholder representative. The Board recommends Peter unanimously for re-election. Last year, just over 30% of votes cast were against our Remuneration Report, and we thereby incurred a “First Strike”. We have taken this occurrence very seriously and anticipate broad shareholder support for this year’s Remuneration Report given the improved situation of the Group. Turning to the shareholder resolutions related to climate change reporting. The first seeks to amend our Constitution to allow advisory resolutions, while the second, which relies on the first being supported, seeks disclosure of how our financing will not be used for new or expanded fossil fuel projects. We’re confident in the quality and breadth of our climate change position, action plan and disclosures, and do not recommend these resolutions. We are aware climate change is important for shareholders. It is an issue that the Board and management discuss at length. Westpac is committed to reducing emissions from our own operations as well as in our customer financing, particularly related to fossil fuels. This has been an area of focus for some time, and it should be no surprise that of the major Australian banks, Westpac has the greatest exposure to greenfield renewables and a low exposure to fossil fuel extraction. This year we updated our climate change policy, joined the Net-Zero Banking Alliance, and released 2030 targets for five emissions-intensive sectors in our lending portfolio. While some would have us exit certain high-emitting sectors immediately, we believe we have a role to support the country and customers in a just transition to a renewable future. The Board strongly supports Westpac’s approach to climate change which has been based on scientific and comprehensive feedback from experts, including many shareholders.

4 We publicly disclose our commitments and action on climate change, and we update our progress regularly. Further work is also underway to develop Paris-aligned sector financing strategies and portfolio targets for other emissions-intensive sectors. Together with the targets already set over the year, this will represent most of our emissions. We ask that you judge us on our actions. We’re committed to exiting lending to thermal coal mining by 2030. We have also set a new upstream oil and gas emissions reduction lending target, and any related corporate lending must have credible transition plans in place by 2025. Of our lending to power generation, almost 80% is to renewables, and we have set an emission intensity lending target for power generation for 2030. Apart from our own progress, we are working to be the bank that helps customers in their transition, supporting Australia to reach net-zero by 2050. In closing, I would like to thank the Board for their hard work and dedication. I would also like to thank the management team and staff colleagues for their hard work and contribution. Fortunately given the foundation we now have, I genuinely believe for Westpac, the best is yet to come. As I enter my final year as Chairman, I want to thank shareholders for your confidence in our turnaround and your commitment in this great Company. Now let me hand over to our CEO, Peter King.